William B. Masters
Direct Dial
504-582-8278
Direct Fax 504-589-8278
bmasters@joneswalker.com
March 17, 2006
Via EDGAR and
Facsimile (202) 772-9368
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Tangela Richter
           Carmen Moncada-Terry

Re.	Horizon Offshore, Inc.
Registration Statement on Form S-3
Commission File No. 333-131780
Ladies and Gentlemen:
     This letter is being filed on behalf of Horizon Offshore, Inc. (the “Company”) in response to the comments received from the Commission’s staff by facsimile transmission on March 8, 2006 with respect to the above-captioned Registration Statement (the “Registration Statement”). To expedite your review of the responsive amendment that we have filed to address the staff’s comments, we have numbered and reproduced in italics the full text of the staff’s comments, each of which is followed by the response.
     We have used terms below that should be clear from context as used in the amendments, including the use of “we,” “us” and “our,” to refer to Horizon Offshore, Inc.
General
1.	Revise to include or incorporate by reference the financial statements for the last completed fiscal year.
     Response:
     On pages 16 and 17 of our responsive amendment to the Registration Statement, we have incorporated by reference the Company’s Form 10-K for the fiscal year ended December 31, 2005 which the Company filed with the Commission on March 15, 2006.

Securities and Exchange Commission
March 17, 2006

Selling Stockholders, page 11
2.	Please describe the material terms of the transactions in which the selling shareholders received the shares that you are registering for resale. We believe that the material terms of the transactions in which the selling shareholders received their shares is information required to be disclosed under Item 507 of Regulation S-K.
     Response:
     Beginning on page 11 of our responsive amendment to the Registration Statement, we have added additional disclosure regarding the material terms of the transactions in which the selling shareholders received the shares that we are registering for resale.
“SELLING STOCKHOLDERS
     On March 31, 2005, the Company entered into a financing agreement (the “Financing Agreement”) with holders, and affiliates of holders, of our 16% and 18% Subordinated Secured Notes due March 31, 2007 (the “Subordinated Notes”), consisting of a $30 million senior secured term loan A facility and a $40 million senior secured term loan B facility. On June 10, 2005, we completed a debt for equity exchange transaction (the “Exchange Transaction”) pursuant to which we issued to the holders of our Subordinated Notes, 60,000,015 shares of our common stock and one million shares of our Series B Mandatorily Convertible Redeemable Preferred Stock (the “Series B Preferred Stock”). In addition to issuing these securities in exchange for approximately $85 million of the approximately $110 million aggregate principal amount of outstanding Subordinated Notes and all of the 1,400 outstanding shares of our Series A Redeemable Participating Preferred Stock, these securities were issued in consideration of the holders of our Subordinated Notes consenting to the $70 million aggregate financing transaction that we closed on March 31, 2005 and release of the collateral securing the Subordinated Notes, amending the terms of the $25 million aggregate principal amount of Subordinated Notes that remain outstanding after the consummation of the Exchange Transaction (the “8% Subordinated Notes”) and, if applicable, participating in the $70 million financing transaction as a lender. During the fourth quarter of 2005, the Series B Preferred Stock was either exchanged for or converted into 554,139,356 shares of our common stock.
     On December 19, 2005, we completed a private placement (the “Private Placement”) of 52,650,000 shares of our common stock with several accredited investors at $0.38 per share, and contemporaneously exchanged (the “Exchange”) $8,000,000 in aggregate principal amount of 8% Subordinated Notes for non-interest bearing convertible notes (the “Convertible Notes”) that were converted

Securities and Exchange Commission
March 17, 2006

into 21,052,632 shares of our common stock at $0.38 per share by December 31, 2005. We have also exchanged approximately $5.2 million aggregate principal amount of our 8% Subordinated Notes with holders who did not participate in the Exchange into 13,829,169 shares of our common stock on the same terms as the Private Placement.
     This Prospectus relates to (i) 554,139,356 shares of our common stock that were issued upon the exchange and conversion of the Series B Preferred Stock, (ii) 52,650,000 shares of our common stock issued in the Private Placement, (iii) 34,881,801 shares of our common stock issued upon the exchange of a portion of our 8% Subordinated Notes, and (iv) 55,966,907 shares of common stock that were previously registered under the Company’s Registration Statement on Form S-3 filed on December 28, 2005, as amended (File No. 333-130724). We are registering the resale of these 697,638,064 ~~641,671,157~~ shares of our common stock by the selling stockholders listed below.~~on behalf of the selling stockholders.~~
     The following table sets forth the number and percentage of our shares of common stock beneficially owned by the selling stockholders as of ~~January 31~~March 15, 2006, and the number and percentage of our shares of common stock that will be owned assuming the sale of all the shares offered hereby.”
3.	It appears that you have not disclosed all of the natural persons with the power to vote or dispose of the securities being registered for resale. Please identify all such persons. If more than one holder is listed as a beneficial owner for the same securities, include explanatory text or footnotes. See Interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretations manual.
     Response:
     In our responsive amendment to the Registration Statement, we have revised footnotes (2), (10), (29), (30), (31), and (32) so that they more clearly identify the natural person with the power to vote or dispose of the securities being registered for resale. For your convenience, the revision is marked against the text of the pertinent section of the Registration Statement.
     (2) Paul E. Singer and Elliott Capital Advisors, L.P., a Delaware limited partnership and Elliott Special GP, LLC, a Delaware limited liability company, both of which are controlled by Mr. Singer, are the general partners of Elliott Associates, L.P. On March 10, 2006, Manchester Securities Corp., a wholly owned subsidiary of Elliott Associates, L.P., transferred all of its common stock to Elliott Associates, L.P.
     (10) Mr. Miller is the investment advisor to the trustee of Trust C. Trust C was created pursuant to an Amended and Restated Trust Agreement, dated

Securities and Exchange Commission
March 17, 2006

September 20, 1983 (the “Trust Agreement”). Mr. Miller is the investment advisor to PNC, the trustee named in the Trust Agreement. Mr. Miller shares beneficial ownership of the shares held by Trust C with PNC and has both voting and investment decision power with respect to the shares held by Trust C.
     (29) Trafelet & Company, LLC is the investment manager to Delta Offshore, Ltd., Delta Pleiades, LP, Delta Institutional, LP, and Delta Onshore, LP and has the authority to vote the shares held by such entities and is, therefore, deemed to own beneficially such securities. Remy Trafelet is the managing member of Trafelet & Company, LLC and has both voting and investment decision power with respect to the shares held by Delta Offshore, Ltd., Delta Pleiades, LP, Delta Institutional, LP, and Delta Onshore, LP.
     (30) Touradji Global Resources Masters Fund, Ltd. is an investment partnership managed by Touradji Capital Management LP. Paul Touradji as Managing Partner of Touradji Capital Management LP, ~~controls~~ has both voting and investment decision power with respect to the shares held by Touradji Global Resources Master Fund, Ltd.
     (31) Talkot Crossover Fund, L.P.~~,~~ is an investment partnership managed by Talkot Capital, LLC. Thomas B. Akin as the Managing General Partner of the Talkot Crossover Fund, L.P. and Managing Director of Talkot Capital, LLC, ~~controls~~ has both voting and investment decision power with respect to the shares held by Talkot Crossover Fund, L.P.
     (32) Five Corners Partners, L.P. is a subsidiary of Hoefer and Arnet Capital Management. Kevin Daly, as the manager of Five Corners Partners, L.P.,~~controls~~ has both voting and investment decision power with respect to the shares held by Five Corners Partners, L.P.”
4.	Identify as an underwriter any selling stockholder who is a registered broker-dealer, unless you can confirm that such selling stockholder obtained the securities being registered for resale as compensation for investment banking services. Also, identify any selling stockholder who is affiliated with a registered broker-dealer.
     Response:
     Based on consultations with each of the selling stockholders, to our knowledge, none of the selling stockholders identified in the Registration Statement is a registered broker-dealer except for B. Riley & Co., Inc. and Falcon Capital Markets, LLC. The respective representatives of B. Riley & Co., Inc. and Falcon Capital Markets, LLC confirmed to us that (1) they purchased their securities in the ordinary course of business and (2) at the time of purchase, neither they nor their affiliates had any agreements or understandings, directly or indirectly, with any party to

Securities and Exchange Commission
March 17, 2006

distribute the securities. We identified B. Riley & Co., Inc. as a registered broker-dealer in footnote (16) to the selling stockholder table, on page 13 of the Registration Statement and identified Falcon Capital Markets, LLC as a registered broker-dealer in footnote (5) to the selling stockholder table, on page 12 of the Registration Statement.
     In our responsive amendment to the Registration Statement, we have also revised footnote (16) on page 13 to more explicitly state the relationship between SACC Partners, LP, Richard Riley, Bryant and Carleen Riley and B. Riley & Co. For your convenience, the proposed revision is marked against the text of the pertinent section of the Registration Statement.
     ”(16) Bryant Riley is the Chairman of B. Riley & Co., Inc, a registered broker-dealer, and has both voting and investment decision power with respect to the shares held by B. Riley & Co., Inc. Mr. Riley is the sole manager of Riley Investment Management, LLC, which is the general partner of SACC Partners. Therefore, Mr. Riley may be deemed to beneficially own SACC’s shares of common stock. Mr. Riley is the son of Richard Riley and the husband of Carleen Riley. He is also the sole trustee of B. Riley & Co. Retirement Trust.
     Thank you for your assistance with this filing. If you have questions or comments, please call the undersigned at your convenience at (504) 582-8278.
Sincerely,
/s/ William B. Masters
William B. Masters

cc:	David Sharp William B. Gibbens